UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported):

July 10, 2017 (July 5, 2017)

POMM INC.

(Exact name of issuer as specified in its charter)

Nevada	81-0795779
State of other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

985 Citadel Drive N.E., Atlanta, Georgia 30324

(Full mailing address of principal executive offices)

(917) 300-0651

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:

Common Stock, $0.00001 par value per share

Item 9. Other Events

On July 5, 2017, POMM Inc. (the “Company”) effected a forward stock split of its outstanding shares of common stock at a ratio of ten-for-one (the “Stock Split”). The Stock Split, which was approved by each of the Company’s board of directors and the holders of a majority of the Company’s outstanding common stock on July 3, 2017, was consummated pursuant to a Certificate of Change filed with the Secretary of State of Nevada on July 5, 2017(the “Certificate of Change”). The Stock Split was effective on July 5, 2017.

Upon the effectiveness of the Stock Split, the Company’s issued and outstanding shares of common stock increased from approximately 1.5 million shares to approximately 15.2 million shares of common stock, all with a par value of $0.00001 per share. Fractional shares resulting from the Stock Split were rounded up to the next whole number. The amount of authorized shares of common stock (500 million shares) was not affected by the Stock Split.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POMM INC.

Date: July 10, 2017	By:	/s/ David Freidenberg
David Freidenberg
Chief Executive Officer